SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

April 12, 2019

Commission File Number: 001-32827

MACRO BANK INC.

(Translation of registrant’s name into English)

Av. Eduardo Madero 1182

Buenos Aires C1106ACY

Tel: 54 11 5222 6500

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

INDEX

1.	Translation of a submission from Banco Macro to the CNV dated on April 12, 2019.

Buenos Aires, April 12nd 2019

To

Fondo de Garantía de Sustentabilidad

Administración Nacional de la Seguridad Social (ANSES)

Mr. Ignacio Álvarez Pizzo

Tucumán 500, piso 2º

S __________/____________D

Re.: NOTE N° 1682/19

Dear Mr. Álvarez Pizzo,

We write to you in reply to your request of information regarding the General and Special Shareholders’ Meeting of Banco Macro S.A. called for April 30th 2019. In that respect, please be advised as follows:

1. Detailed description of the shareholders structure to date.

Please find below the information requested as of March 31, 2019

Shareholder’s Name/ Corporate Name	Class A Shares	Class B Shares	Capital Stock	Participating Interest %
Other Shareholders (Foreign Stock Exchange)		194,502,140	194,502,140	29.04%
ANSES-F.G.S. Law No. 26425		184,120,650	184,120,650	27.49%
Delfin Jorge Ezequiel Carballo	4,895,574	106,805,523	111,701,097	16.68%
Jorge Horacio Brito	5,366,621	105,727,603	111,094,224	16.59%
Other Shareholders (Local Stock Exchange)	973,475	37,006,160	37,979,635	5.68%
Repurchased Stock		30,265,275	30,265,275	4.52%
TOTAL	11,235,670	658,427,351	669,663,021	100.00%

2. Executed copy of the Minutes of the Board of Directors’ Meeting calling the General and Special Shareholders’ Meeting.

Please be advised that the wording of the minutes of the Board of Directors’ Meeting calling a General and Special Shareholders’ Meeting for April 30th 2019 at 11 AM is available in the Financial Information Highway (or AIF for its acronym in Spanish) of the CNV or Securities and Exchange Commission of the Republic of Argentina.

3. Current composition of the Board of Directors (regular and alternate members) including the designation dates and effective term of office.

The current composition of the Board of Directors is as follows:

NAME/S AND LAST NAME	POSITION	DESIGNATION DATE	Designation Expiry Date – Shareholders’ Meeting evaluating the Financial Statements of the fiscal year
Delfín Jorge Ezequiel Carballo	CHAIRMAN	04/27/2018	12/31/2020
Jorge Pablo Brito	VICE CHAIRMAN	04/26/2016	12/31/2018
Marcos Brito	REGULAR DIRECTOR	04/28/2017	12/31/2019
Carlos Alberto Giovanelli	REGULAR DIRECTOR	04/26/2016	12/31/2018

NAME/S AND LAST NAME	POSITION	DESIGNATION DATE	Designation Expiry Date – Shareholders’ Meeting evaluating the Financial Statements of the fiscal year
Nelson Damián Pozzoli	REGULAR DIRECTOR	04/26/2016	12/31/2018
José Alfredo Sanchez(1)	REGULAR DIRECTOR	04/26/2016	12/31/2018
Martín Estanislao Gorosito(1)	REGULAR DIRECTOR	04/26/2016	12/31/2018
Constanza Brito	REGULAR DIRECTOR	04/27/2018	12/31/2020
Mario Luis Vicens(1)	REGULAR DIRECTOR	04/27/2018	12/31/2020
Juan Martín Monge Varela(1)	REGULAR DIRECTOR	04/27/2018	12/31/2020
Guillermo Stanley(1)	REGULAR DIRECTOR	04/27/2018	12/31/2020
Alejandro Eduardo Fargosi(1)	REGULAR DIRECTOR	04/28/2017	12/31/2019
Delfín Federico Ezequiel Carballo	REGULAR DIRECTOR	04/28/2017	12/31/2019
Santiago Horacio Seeber	ALTERNATE DIRECTOR	04/27/2018	12/31/2018
Alejandro Guillermo Chiti(1)	ALTERNATE DIRECTOR	04/27/2018	12/31/2018
Fabian de Paul(1)	ALTERNATE DIRECTOR	04/28/2017	12/31/2018
(1)	Independent Director.

4. As to the following items of the Agenda, please be advised as follows:

a. (Item 2) “Evaluate the documentation provided for in section 234, subsection 1 of Law No. 19550, for the fiscal year ended December 31st 2018”. If any of such documents is not available in the Financial Information Highway (or AIF for its acronym in Spanish) of the CNV, please provide a copy of the accounting documentation under section 234 of Law No. 19550 as duly approved and executed by the Board of Directors, Syndics and Independent Auditor.

Taking into account the inflation rates and the provisions of section 3.1 of the Technical Resolution No. 17 and section 2.6 of Technical Resolution No. 41, as of and including 07/01/2018, means that all financial statements for the fiscal years or interim periods ending from and including 07/01/2018 shall be expressed in accordance with the proceeding provided for in Technical Resolution No. 6 issued by the Federación Argentina de Consejos Profesionales de Ciencias Económicas.

In this scenario, please indicate whether the financial statements to be submitted to the next General and Special Shareholders’ Meeting have been re-expressed in uniform currency, detailing the compliance framework of the regulatory requirement originating such re-expression. If that were the case, please indicate as well the indexing rate applied.

In the event the Company is not submitting the Financial Statements expressed in uniform currency, then please specify the regulatory framework applied to this presentation and expressly state the opinion of the Independent Auditor en connection with this issue.

In addition, please provide any other information you consider relevant to evaluate this item of the Agenda.

All the documentation provided for in section 234, subsection 1 of Law 19550 to be submitted to and evaluated by the next General and Special Shareholders’ Meeting was made available to the public in due time and manner and are currently available in the AIF.

As described in note 3 to the Consolidated Financial Statements ended 31 December 2018, such financial statements are not expressed in uniform currency, since due to the application of Communiqué “A” 6651 of the BCRA, financial entities must start to apply the uniform currency reformulation method as of the fiscal year beginning January 1st 2020.

As to the opinion of the External Auditor in this connection, the same is contained in the External Auditors’ Report on the Consolidated Financial Statements and the External Auditors’ Report on the Individual Financial Statements, which are part of the Financial Statements for the year ended 31 December 2018 and are currently available in the AIF.

b. (Item 3) “Evaluate the management of the Board and the Supervisory Committee”. Information regarding the administration and actions performed by the Board and by the Supervisory Committee expressly identifying its members.

The Board’s administration and the actions of the Supervisory Committee were in accordance with the provisions of the Argentine Business Company Law No. 19550, the Capital Market Act No. 26831, the Rules and Regulations of the Comisión Nacional de Valores (Argentine Securities and Exchange Commission) and the rules and regulations of the Central Bank of the Republic of Argentina (BCRA).

c. (Item 4) “Application of the retained earnings for the fiscal year ended 31 December 2018. Total Retained Earnings: AR$ 19,204,911,966.83 which the Board proposes may be applied as follows: a) AR$ 3,145,848,599.32 to Legal Reserve Fund; b) AR$ 3,475,668,970.21 to the Statutory Reserve Fund - Special for first-time application of IFRS, pursuant to Communiqué “A” 6618 issued by the Central Bank of the Republic of Argentina and c) AR$ 12,583,394,397.30 to the optional reserve fund for future profit distributions, pursuant to Communiqué “A” 5273 issued by the Central Bank of the Republic of Argentina.”

Please provide information regarding the motion made by the controlling shareholder as to the application of the results of the fiscal year. In connection with the application of earnings to the optional reserve fund for future profit distribution, please inform the grounds for such motion and the reasonableness thereof, as well as any additional information you consider relevant. All this in order to evaluate the convenience of such application, instead of a motion to pay cash dividends. In addition, please determine the term within which you estimate the same will be released in order to make the distribution of dividends effective. On the other hand, please provide a statement of changes in the Optional Reserve Fund for Future Profit Distributions, if there is one. Please provide information of the current composition of such fund, its creation date and the latest transactions or operations. Finally, please specify whether the Company has any restriction applicable to profit distributions in force at the time of this Shareholders’ Meeting.

As mentioned in the statement of the item of the Agenda, and in the Annual Report accompanying the Financial Statements submitted for consideration, the distribution proposal would imply the application of AR$ 3,145,848,599.32 to the Legal Reserve Fund, AR$ 3,475,668,970.21 to a Special Statutory Reserve Fund and AR$ 12,583,394,397.30 to an Optional Reserve Fund for future profit distributions. Please confirm if this shall actually be the proposal to be considered or if you will make any changes thereto.

Although the above mentioned statement mentions that retained earnings to be evaluated total AR$ 19,204,911,966.83, in the statement of changes in shareholders’ equity of the Consolidated Financial Statements for the year 2018 you indicate an amount of AR$ 18,993,985. Please inform the reason for such difference.

As to the Special Optional Reserve Fund, please provide a brief description of the regulatory framework supporting such Special Optional Reserve Fund and the calculation method thereof. In the event you evaluate the creation or application of any amount to any reserve funds other than the legal reserve fund, please provide a clear and detailed description expressing if the same is reasonable and the result of a careful management of the business, all in accordance with sections 66, 3 and 70 of the Business Company Law.

As to application of retained earnings to the Optional Reserve Fund for Future Profit Distributions, please inform the grounds for such motion and the reasonableness thereof, as well as any additional information you consider relevant. All the above is requested in order to evaluate the convenience of such application, instead of proposing that such retained earnings be applied to the payment of cash dividends. Please explain in accordance with Communiqué “A” 5273 of the Central Bank of the Republic of Argentina.

In addition, please determine the term within which you estimate the same will be released in order to make the distribution of dividends effective.

On the other hand, please provide a statement of changes in the Optional Reserve Fund for Future Profit Distributions. Please provide information of the current composition of such fund, its creation date and the latest transactions or operations.

Finally, please specify whether the Company has any restriction applicable to profit distributions in force at the time of this Shareholders’ Meeting.

The Board’s proposal as to the application of retained earnings for the fiscal year ended 31 December 2018 was submitted in compliance with Communiqué “A” 5273 of the Central Bank of the Republic of Argentina.

Please be advised that there shall be no changes to the proposal submitted by the Board in connection with the application of the retained earnings for the fiscal year ended 31 December 2018.

The difference reported as “retained earnings” under item 4 of the Agenda for the Shareholders’ Meeting (AR$19,204,911,966.83) and the amount arising from the Consolidated Statement of Changes in Shareholders’ Equity (AR$ 18,993,985 thousands), is the result of the elimination of the goodwill reported in the Individual Financial Statements of Banco Macro for AR$ 210,927 thousands, from the retained earnings in the Consolidated Statement of Changes in Shareholders’ Equity, derived from the application of the International Financial Reporting Standards (“IFRS”). The Bank acquired 44,019 shares of Banco del Tucumán S.A. for AR$ 456,757 thousands and this transaction was recorded in the Individual Financial Statements by the purchase method. The difference between the price paid and the application of the purchase method determined the recording of a goodwill for the above mentioned amount.

The Special Optional Reserve Fund is based on the provisions of the BCRA under Communiqué “A” 6618 and corresponds to the balance of the adjustments made on the financial statements in order to adjust them to the IFRS for the first time. Therefore the Bank has fully complied with the provisions of subsection 3 of section 66 and section 70 of the Argentine Business Company Law.

As to the creation of the Optional Reserve Fund for Future Profit Distributions, the rules on Profit Distribution of the BCRA provide that the financial entities may distribute profits as long as they do not exceed several limits, in order to avoid jeopardizing its solvency and liquidity. Such limits are aimed at maintaining compliance with basic regulatory provisions and allowing financial entities the additional coverage margins. To such effect financial entities must consider, in addition to the minimum capital surpluses, a capital conservation margin fixed on 2.5% of the risk weighted assets, establishing an additional 1% for those entities rated as of systemic relevance, among which we find Banco Macro. At the same time, the BCRA establishes an additional limit, known as anti-cyclical margin, which must be maintained as coverage, though the BCRA has not yet fixed the payment percentage thereof. Pursuant to the above expressed, the Board deems reasonable to create an Optional Reserve Fund for Future Profit Distributions on the amount suggested in item 4 of the Agenda for the next Shareholders’ Meeting.

The separation of a portion of such optional reserve fund for future profit distributions in order to allow the payment of dividends shall be evaluated by the Shareholders’ Meeting in due time.

Pursuant to the minutes of the General and Special Shareholders’ Meeting held on April 16th 2012 as published in the AIF, the Company created an “Optional Reserve Fund for Future Profit Distributions” on the amount of AR$ 2,443,140,742.68. In addition, we inform that the “Optional Reserve Fund for Future Profit Distributions” account was increased as a result of the resolution approved by the General and Special Shareholders’ Meeting dated April 11th 2013 and the General and Special Shareholders’ Meetings dated April 29th 2014, April 23rd 2015, April 26th 2016, April 28th 2017 and April 28th 2018, which added to such account, the amount of AR$ 1,170,680,720.00; AR$ 1,911,651,322.50, AR$ 2,736,054,342.94, AR$ 3,903,591,780.29, AR$ 5,371,581,684.69 and AR$ 7,511,017,454.84, respectively. In turn, the Shareholders’ Meetings held on April 29th 2014, April 23rd 2015, April 26th 2016, April 28th 2017 and April 28th 2018 resolved to separate a portion of such reserve fund equal to AR$ 596,254,288.56, AR$ 596,254,288.56, AR$ 643,019,330.80, AR$ 701,475,633.60 and AR$ 3,348,315,105.00, respectively, in order to pay a cash dividend. In the fiscal year 2018 the Company applied AR$ 4,407,907,704.25 pursuant to section 64 of Law No. 26831. In the fiscal year 2016 such optional reserve fund was adjusted in AR$ 368,546,288.56, since the BCRA authorized the payment of a cash dividend of AR$ 227,708,000 for the year 2014, which was paid in March 2016. All the above-mentioned resolutions were published in the AIF in due time and manner according to law.

The Bank has no restrictions regarding the distribution of dividends as to the amount to be distributed having to comply with the provisions of Communiqué “A” 6464 of the BCRA.

d. (Item 5) Separate a portion of the optional reserve fund for future profit distributions in order to allow the application of AR$ 6,393,977,460 to the payment of a cash dividend, within 10 business days of its approval by the Shareholders’ Meeting. Delegate to the Board of Directors the power to determine the date of the effective availability to the Shareholders of the cash dividend.”

Please inform the grounds for this motion and the reasonableness thereof, as well as any additional information you consider relevant in that connection. Confirm as well if the delegation to the Board of the power to determine the date of the effective availability of the cash dividend shall be within the term of 10 business days from approval by the shareholders’ meeting.

The motion to separate a portion of the optional reserve fund for future profit distributions, in order to allow the application of AR$ 6,393,977,460 to the payment of a cash dividend, is grounded on the changes in the results and the preservation of satisfactory liquidity and solvency indicators. Delegation to the Board of the power to determine the date of the effective availability of the cash dividend shall be within the term of 10 business days from approval by the shareholders’ meeting, in accordance with the provisions of section 92 of BYMA’s Listing Rules and Regulations.

e. (Item 6) “Evaluate the remunerations of the members of the Board of Directors for the fiscal year ended December 31st 2018 within the limits as to profits, pursuant to section 261 of Law No. 19550 and the Rules of the Comisión Nacional de Valores (Argentine Securities Exchange Commission).”

Please provide proposal regarding the remuneration of the members of the Board for their work during the fiscal year 2018. Please inform the aggregate amount of remunerations to the Board and a breakdown by technical and administrative functions. Also, please inform the number of Board members that are paid a remuneration and how many of them are paid for technical and administrative tasks. Please further inform whether the remunerations of the Board include fees to the members of the Audit Committee. If so, please inform how many of them are also paid a remuneration for being members of such committee.

Please inform whether there are Directors employed by the Bank and, in case there are, please inform the salary amount paid in each case.

Additionally, provide the amounts paid as Board fees and fees for technical and administrative functions for the fiscal year 2017.

Finally, confirm whether the aggregate amount approved for the fiscal years 2017, was AR$ 393,452,078.

All the above in order to be analyzed in connection with market values and the limits provided for under section 261 of the Argentine Business Company Law.

The proposed remuneration for the directors for the above mentioned fiscal year was made available to the public in due time and manner according to law through the publication of the proposed remuneration in the AIF, pursuant to the Rules of the Argentine Securities and Exchange Commission.

In the financial statements for the year ended 31 December 2018 the amount of AR$ 659,862,001 is recorded in the Statement of Income as fees payable to the Board of Directors. The proposed remuneration, as in previous years, does not exceed the limits established under section 261 of Law 19550.

All directors perform technical and administrative functions, except Messrs. Alejandro Fargosi, Martín Gorosito and Juan Martín Monge Varela.

The members of the Audit Committee are not paid any additional fees apart from those they are paid as directors.

No member of the Board is employed by the Bank.

As to the breakdown of the amount to be paid separately to each director, we shall comply in due time with all the provisions set forth in section 75 of Decree No. 1023/2013, as provided under the Interpretation Criterion No. 45 of the CNV.

As evidenced by the Minutes of the General and Special Shareholders’ Meeting held on April 27th 2018, as published in the AIF, the global amount approved for the fiscal year 2017 was AR$ 393,452,078.

f. (Item 7) “Evaluate the remunerations of the members of the Supervisory Committee for the fiscal year ended December 31st 2018.”

As to the proposal regarding the remunerations of the members of the Supervisory Committee, please provide a breakdown of such proposed amount; a breakdown of such proposed amount by member of the Supervisory Committee and of any advance payment by member during the year 2018. In addition, please confirm whether the amount paid as remuneration to the Supervisory Committee during the fiscal year 2017 was AR$ 1,305,540.

As to the breakdown of the amount to be paid to each member of the Supervisory Committee, we shall comply in due time with all the provisions set forth in section 75 of Decree No. 1023/2013, as provided under the Interpretation Criterion No. 45 of the CNV.

In the financial statements for the year ended 31 December 2018 the amount of AR$ 1,305,540 is recorded as fees payable to the members of the Supervisory Committee for their work as members of such committee during such fiscal year.

As evidenced by the Minutes of the General and Special Shareholders’ Meeting held on April 27th 2018, as published in the AIF, the amount approved for the fiscal year 2017 was AR$ 1,305,540.

g. (Item 8) ““Evaluate the remuneration of the independent auditor for the fiscal year ended December 31st 2018”.

Please provide the proposal of the remuneration to be paid to the independent auditor for the audit of the financial statements of the year 2018, indicating whether there were any changes in tasks as compared with those performed for the immediately preceding financial statements. If there is a considerable increase, please provide an explanation for such increase. Additionally, please confirm whether the amount approved for the year 2017 was AR$ 16,740,128.

The remuneration to be paid to the independent auditor for the year ended 31 December 2018 amounts to AR$ 24,716,000 plus VAT and there has been no changes in tasks or functions compared to those performed for the immediately preceding financial statements.

As evidenced by the Minutes of the General and Special Shareholders’ Meeting held on April 27th 2018, as published in the AIF, the amount approved for the fiscal year 2017 was AR$ 16,740,128.

h. (Item 9) “Appoint five regular directors and three alternate directors who shall hold office for three fiscal years.”

Please provide information about the nominees proposed as members of the Board of Directors.

As evidenced by the relevant event published in the AIF last April 3rd on that date the shareholders Jorge Horacio Brito and Delfín Jorge Ezequiel Carballo informed the Board that, in connection with the next General and Special Shareholders’ Meeting of the Bank, they intend to propose as regular directors, to hold office for three fiscal years, the designation of Messrs. Jorge Pablo Brito, Carlos Alberto Giovanelli, Nelson Damián Pozzoli and José Alfredo Sánchez; and to propose the designation of Messrs. Santiago Horacio Seeber and Fabián Alejandro de Paul as alternate directors. Additionally, such shareholders informed that in the event that, at time of holding the Shareholders’ Meeting, the CNV issues a negative decision as to the independence of Mr. José Alfredo Sánchez, then Mr. Fabián Alejandro de Paul shall be nominated to replace Mr. Sánchez and act as regular director for three fiscal years. And, therefore, Mr. Alan Whamond shall be nominated to fill the position of alternate director in the place of Mr. Fabián Alejandro de Paul, for three fiscal years.

i. (Item 10) “Establish the number and designate the regular and alternate members of the Supervisory Committee who shall hold office for one fiscal year”.

Please provide information regarding the members who shall compose the Supervisory Committee.

The proposal shall be made by the shareholders at the General and Special Shareholders’ Meeting called for April 30th 2018.

j. (Item 11) “Appoint the independent auditor for the fiscal year to end on December 31st 2019”.

Please provide the relevant proposal for the designation of the independent auditor for the year 2019.

Pursuant to the sworn statements published in the AIF, the Accountants Carlos Marcelo Szpunar and Pablo Mario Moreno, members of the audit company Pistrelli, Henry Martin y Asociados S.R.L., shall be proposed as candidates to be designated as Regular Independent Auditor and Alternate Independent Auditor, respectively.

k. (Item 12) “Determine the Audit Committee’s budget.” Please inform the amount of the Budget for the Audit Committee for the year 2019, as well as the amount actually disbursed under this description during the fiscal year 2018. Finally confirm whether the amount approved for the fiscal year2018 was AR$ 1,384,000.

The proposed budget of the Audit Committee shall be AR$ 1,890,000.

The amount actually disbursed under this description during the fiscal year 2018 was: AR$ 1,116,420.

As evidenced by the Minutes of the General and Special Shareholders’ Meeting held on April 27th 2018, as published in the AIF, the amount approved for the fiscal year 2018 was AR$ 1,384,000.

l. (Item 13) “Evaluate the Preliminary Merger Agreement pursuant to which Banco del Tucumán S.A. shall be merged with and into Banco Macro S.A., dated March 8, 2019 and the special consolidated financial statements of merger prepared as of December 31, 2018 and based on the separate financial statements prepared by each merging company as of the same date.”

Please provide a copy of the preliminary merger agreement if such agreement has not been published in the CNV’s AIF.

Please provide as well a copy of the special consolidated financial statements of merger for the period ended December 31st 2018 and of the individual financial statements of each company with the relevant accompanying Auditor’s Report and Supervisory Committee Report. This shall apply in case such financial statements have not published in the CNV’s AIF.

Please explain as well the reasons of the merger and provide a detailed description of the shareholding structure before and after the merger, indicating the effects on the participating interest of FGS ANSES.

Finally, please attach any additional information you consider relevant to evaluate this item of the Agenda.

Please be advised that the Preliminary Merger Agreement and the Separate Financial Statements prepared as of December 31, 2018 of each merging company, together with the relevant External Auditor’s Report and Supervisory Committee Report were timely published in CNV’s AIF.

Attached as Exhibit I please find a copy of the Special Consolidated Financial Statements of Merger prepared as of December 31, 2018.

The reasons that motivated the merger are described in the minutes of the Board of Directors’ Meeting held last March 8th and in the Preliminary Merger Agreement, both duly published in CNV’s AIF.

The shareholder structure and votes before and after the merger are shown in the table below:

						Number of Votes
Shares	Capital Stock AR$	%	Capital Increase AR$	AR$	Capital %	Before Capital Increase	After Capital Increase
Class A	11,235,670	1.6778095%	0	11,235,670	1.677770%	56,178,350	56,178,350
Class B	658,427,351	98.322190%	15,662	658,443,013	98.322230%	658,427,351	658,443,013
Total	669,663,021	100%	15,662	669,678,683	100%	714,605,701	714,621,363

Since 15,662 new shares to be issued as a result of the capital increase derived from the merger shall be delivered to the minority shareholders of the merged company –Banco del Tucumán S.A.-, the participating interest held by the shareholders of Banco Macro S.A.at the time of the capital increase shall not be modified (excluding the minority shareholders of the merged company, if they hold shares of Banco Macro S.A.). Furthermore, taking into account the number of new shares to be issued, the participating interests and votes shall not suffer material changes.

m. (Item 14) “Evaluate the exchange relationship between the shares of Banco Macro S.A. and Banco del Tucumán S.A.”

Please specify the exchange relationship, if already defined, as well as the mechanisms used to determine such exchange relationship.

Attached as Exhibit II please find a copy of the Share Swap Report.

n. (Item 15) “Capital increase from AR$ 669,663,021 to AR$ 669,678,683, as a result of the merger of Banco del Tucumán S.A. into Banco Macro S.A. through the issuance of 15,662 Class B ordinary book-entry shares of par value AR$ 1 each, entitled to one vote per share, which shall rank pari passu with the outstanding shares at the time of the issuance of the former, to be delivered to the minority shareholders of the merged company in exchange for their shareholdings in the merged company. Apply for the incorporation of the new shares to the public offering regime and listing in the stock exchange. Delegate to the Board of Directors the preparation and fulfillment of all necessary documents to evidence such exchange.”

Please specify the reasons for the capital increase as well as the implication thereof for the shareholders. Please provide a description of the methods to be used to carry out the above described increase. Please provide as well a detailed description of the shareholders structure resulting after such capital increase, including a summary table indicating the relevant percentages of the controlling shareholder and float, by class, number of votes and number of shares.

The capital increase from AR$ 669,663,021 to AR$ 669,678,683 shall be carried out in order to deliver in exchange 15,662 Class B common shares to the minority shareholders of the merged company.

In connection with the composition of the shareholders structure, please refer to the answer provided under paragraph above.

o. (Item 16) “Grant to the Board of Directors all necessary powers and authority for it to make all the amendments and changes eventually suggested by the competent authorities. Grant all necessary powers to execute and deliver the Final Agreement of Merger and carry out any acts or proceedings that may be necessary for the approval of the merger before the competent authorities, signing all public and private instruments that may be appropriate or convenient, being also authorized to accept and appeal eventual resolutions issued by such competent authorities.”

Please explain who shall be the persons and the positions they hold to perform all the necessary acts and proceedings in connection with the merger before the controlling and regulatory authorities and provide also a detailed description of the powers to be granted.

The motion shall be submitted by the shareholders at the next General and Special Shareholders’ Meeting called for next April 30th.

p. (Item 17) “Capital decrease due to the cancellation of AR$ 30,265,275 representative of 30,265,275 Class B shares, with a par value of Ps. 1 (one Peso) each and entitled to 1 (one) vote per share.”

Please specify the reasons for the capital decrease as well as the implication thereof for the shareholders. Provide also a description of the methods to be used to carry out the above described decrease.

Additionally, please explain the reasons of the merger and provide a detailed description of the shareholding structure before and after the merger, indicating the effects on the participating interest of FGS ANSES.

The capital reduction of AR$ 30,265,275 representing 30,265,275 class B shares to be proposed at the next Shareholders’ Meeting of the Bank called for April 30th 2019, is based on the fact that during the year 2018 the listing prices of shares in the stock market, particularly the shares representing the capital stock of financial entities, suffered a strong impact due to negative circumstances of the macroeconomic context. Pursuant to the above mentioned circumstances, the price of the Bank’s shares suffered a significant decline and strong fluctuations and, in the face of such situation, the Board took the necessary actions in order to counter the effects of such circumstances which, though external to the Bank, caused a decline in the price of its shares and the fluctuation thereof. In that sense, the Bank’s Board of Directors decided to repurchase its own shares at the meetings held on August 8, August 30, October 17 and December 20, 2018, in accordance with the provisions of Section 64 of Law No. 26831 “Capital Markets”, and the Rules of the CNV, acquiring the number of shares mentioned above.

Having purchased such shares, the existing alternatives for the repurchased shares, under the rules and regulations in force, are the following: a) to sell them; b) to distribute them; or c) reduce the capital stock and cancel them. Among such alternatives, the Board believes the capital reduction to be the only alternative that contributes –on a permanent manner- to reduce the potential offering of instruments in the market, in order to stabilize the price thereof in a number that adequately reflects the Entity’s financial solvency and growth potential.

As to the implications for the shareholders, please be advised that the capital reduction shall not impact the number of shares held by the existing shareholders (excluding the minority shareholders of Banco del Tucumán S.A., if the own shares of Banco Macro S.A.). Nevertheless, the above described capital reduction shall cause an increase in the participating interest of the existing shareholders of Banco Macro at the time of such capital reduction.

q. (Item 18) “Evaluate the amendment of sections 4, 9, 10, 19, 20, 21 and 33 of the By-laws.”

Please provide the final wording of the sections to be amended, the reasons for the proposed amendment and any additional information relevant to this item of the Agenda.

Please find attached as Exhibit III the draft version of the amended by-laws in a comparative table including the current by-laws, the amended by-laws proposed and a markup version.

r. (Item 19) “Adoption of the amended and restated by-laws.”

Please provide the final version thereof and any additional information relevant to this item of the Agenda.

Please find attached as Exhibit IV the amended and restated by-laws to be submitted for consideration at the next Shareholders’ Meeting.

s. (Item 20) “Authorization to carry out all acts and filings that are necessary to obtain the administrative approval and registration of the resolutions adopted at the Shareholders’ Meeting.”

Please provide the names of the persons authorized as well as a detail description of the powers thereof.

The proposal shall be made by the shareholders at the General and Special Shareholders’ Meeting called for next April 30th.

Sincerely,

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: April 12, 2019

MACRO BANK INC.

By:	/s/ Jorge Francisco Scarinci
Name: Jorge Francisco Scarinci
Title: Chief Financial Officer